SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 7)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Landon T. Clay

Thomas M. Clay

c/o East Hill Management Company, LLC

10 Memorial Boulevard, Suite 902

Providence, RI 02903

(401) 490-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,054,821 shares of Common Stock
	8	SHARED VOTING POWER 13,499,507 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 2,054,821 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 13,499,507 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 15,556,679 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 38115J100	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSON Thomas M. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,169,223 shares of Common Stock
	8	SHARED VOTING POWER 15,840,225 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,169,223 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 15,840,225 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 17,009,448 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 38115J100	Page 4 of 8 Pages

This Amendment No. 7 to Schedule 13D (the “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in Schedule 13D originally filed on June 2, 2006 by Landon T. Clay, as amended by a Schedule 13D/A filed on February 2, 2010 by Landon T. Clay and Thomas M. Clay, as amended by a Schedule 13D/A filed on April 16, 2010, as amended by a Schedule 13D/A filed on June 16, 2010, as amended by a Schedule 13D/A filed on February 10, 2011, as amended by a Schedule 13D/A filed on April 12, 2011, and as amended by a Schedule 13D/A filed on October 14, 2011. This Amendment is being filed to update the beneficial holdings of each of Messrs. Clay resulting from the transfer of shares to Landon T. Clay and to the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009 from the Landon T. Clay 2010-1 Annuity Trust u/a dated February 2, 2010. No purchases or sales of securities of the Company were made directly by Messrs. Clay. Landon T. Clay and Thomas M. Clay are hereinafter referred to as the “Reporting Persons”.

Item 1. Security and Issuer.

This Amendment relates to the Common Stock (the “Common Stock”) of Golden Queen Mining Co. Ltd., a corporation organized under the laws of British Columbia, Canada. The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2. Identify and Background.

(a)	This statement is being filed by the Landon T. Clay and Thomas M. Clay as Reporting Persons. Thomas M. Clay is a member of the Board of Directors of Golden Queen.

(b)	Each of the Reporting Persons’ business address is East Hill Management Company, LLC, 10 Memorial Boulevard, Suite 902, Providence, RI 02903.

(c)	Landon T. Clay is the Managing Member and Thomas M. Clay is Vice-President of East Hill Management Company, LLC. The address of East Hill Management Company, LLC is 10 Memorial Boulevard, Suite 902, Providence, RI 02930.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 5 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock by purchase through their personal assets.

On July 14, 2009, Landon T. Clay purchased an aggregate of 1,200,000 shares of Common Stock of Golden Queen pursuant to a private placement of shares for a total purchase price of $780,000 CAD.

On January 28, 2009, Thomas M. Clay was granted options to purchase an aggregate of 300,000 shares of Common Stock of Golden Queen at an exercise price of $0.26 CAD per share (the “Options”). Such Options are exercisable at any time and expire on January 28, 2014. As of the date of hereof, Thomas M. Clay has not exercised any of the Options.

Landon T. Clay owned 50% of the outstanding shares of Arctic Coast Petroleums, Ltd., a corporation organized under the laws of Alberta, Canada (“Arctic Coast”). Arctic Coast owns an aggregate of 807,250 shares of Common Stock of Golden Queen. On October 22, 2009, Landon T. Clay transferred his ownership in Arctic Coast to the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009 (the “Irrevocable Trust”). Thomas M. Clay and Harris Clay, are the trustees of the Irrevocable Trust. The transfer was made as a gift to the Irrevocable Trust without payment or receipt of any consideration by Landon T. Clay or the Irrevocable Trust. Thomas M. Clay is a director of Arctic Coast.

On February 2, 2010, Landon T. Clay transferred an aggregate of 11,361,245 shares of Common Stock of Golden Queen into the Landon T. Clay 2010-1 Annuity Trust u/a dated February 2, 2010 (the “2010-1 GRAT”). Thomas M. Clay is the sole trustee under the 2010-1 GRAT. The transfer was made as a gift to the 2010-1 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2010-1 GRAT.

On April 9, 2010, Landon T. Clay transferred an aggregate of 4,990,474 shares of Common Stock of Golden Queen into the Landon T. Clay 2010-2 Annuity Trust u/a dated April 9, 2010 (the “2010-2 GRAT”). Thomas M. Clay is the sole trustee under the 2010-2 GRAT. The transfer was made as a gift to the 2010-2 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2010-2 GRAT.

On February 3, 2011, Thomas M. Clay, as Trustee of the 2010-1 GRAT authorized the transfer of 1,999,389 shares of Golden Queen from the 2010-1 GRAT to Landon T. Clay as satisfaction of the annuity amount authorized by the 2010-1 GRAT.

On April 7, 2011, Winter Place Associates, a general partnership, of which each of Messrs. has a partnership interest, purchased an aggregate of 10,000 shares of Golden Queen. Each of Messrs. Clay disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 6 of 8 Pages

On April 11, 2011, Thomas M. Clay, as Trustee of the 2010-2 GRAT authorized the transfer of 829,579 shares of Golden Queen from the 2010-2 GRAT to Landon T. Clay as satisfaction of the annuity amount authorized by the 2010-2 GRAT.

On October 12, 2001, Landon T. Clay transferred an aggregate of 3,524,268 shares of Common Stock of Golden Queen into the Landon T. Clay 2011-2 Annuity Trust u/a dated October 12, 2011 (the “2011-2 GRAT”). Thomas M. Clay is the sole trustee under the 2011-2 GRAT. The transfer was made as a gift to the 2011-2 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2011-2 GRAT.

On February 7, 2012, Thomas M. Clay, as Trustee of the 2010-1 GRAT authorized the transfer of 2,024,044 shares of Golden Queen from the 2010-1 GRAT to Landon T. Clay as satisfaction of the annuity amount authorized by the 2010-1 GRAT. On February 7, 2012, Thomas M. Clay, as Trustee of the 2010-1 GRAT authorized the transfer of 7,337,812 shares of Golden Queen from the 2010-1 GRAT to the Landon T. Clay 2009 Irrevocable Trust u/a March 9, 2009 (the “2009 Irrevocable Trust”). Thomas M. Clay is a trustee of the 2009 Irrevocable Trust.

Item 4. Purpose of this Transaction.

All of the shares of Golden Queen common stock beneficially owned by Landon T. Clay and Thomas M. Clay and reported in this Amendment were acquired for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)	Pursuant to information provided by the Company’s Form S-1/A filed on December 13, 2011, 97,978,380 shares of Golden Queen’s Common Stock were outstanding as at December 7, 2011. Landon T. Clay is the father of Thomas M. Clay and they share the same principal residence. Landon T. Clay may be deemed to beneficially own an aggregate of 15,556,679 shares of Golden Queen Common Stock which constitutes 15.9% of such class of securities. This total includes (i) 2,024,044 shares of Common Stock held directly by Landon T. Clay, (ii) 26,114 shares of Common Stock held by LTC Corp., (iii) 4,663 shares of Common Stock held by LTC Corp. Pension and Profit Sharing Plan, (iv) 4,160,895 shares held by the 2010-2 GRAT, (v) 3,524,268 shares held by the 2011-2 GRAT, (vi) 807,250 shares held by Arctic Coast, (vii) 2,351 shares of Common Stock held by Landon T. Clay’s spouse, Lavinia D. Clay, (viii) 10,000 shares of Common Stock held by Winter Place Associates, and (ix) an aggregate of 4,997,094 shares of Common Stock held by various charitable annuity lead trusts of which Landon T. Clay is the donor (collectively, the “Charitable Annuity Lead Trusts”). Harris Clay, Landon T. Clay’s brother, is the trustee of each of the Charitable Annuity Lead Trusts and each of Landon Clay’s four sons, including Thomas M. Clay, have a remainder beneficial interest in the Charitable Annuity Lead Trusts. East Hill Management Company, LLC, of which Landon T. Clay is a principal, provides investment advisory services to the Charitable Annuity Lead Trusts. Landon T. Clay disclaims beneficial ownership of the shares of Golden Queen Common Stock held by his spouse, Lavinia D. Clay, the shares held by Arctic Coast, and the shares held by the Charitable Annuity Lead Trusts. Landon T. Clay also disclaims beneficial ownership of the shares held by Winter Place Associates except to the extent of his proportionate pecuniary interest therein. Thomas M. Clay may be deemed to beneficially own an aggregate of 17,009,448 shares of Golden Queen Common Stock which constitutes 17.4% of such class of securities. This total includes (i) 869,223 shares of Common Stock held directly by Thomas. M. Clay, (ii) the Options to purchase 300,000 shares of Golden Queen Common Stock as described above, (iii) 7,337,812 shares held by the 2009 Irrevocable Trust, (iv) 4,160,895 shares held by the 2010-2 GRAT, (v) 3,524,268 held by the 2011-2 GRAT, (vi) 807,250 shares held by Arctic Coast and (vii) 10,000 shares held by Winter Place Associates. Thomas M. Clay disclaims beneficial ownership of the shares of Golden Queen Common Stock held by Winter Place Associates except to the extent of his proportionate pecuniary interest therein.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 7 of 8 Pages

(b)	Landon T. Clay has sole voting and dispositive power of 2,054,821 shares of Golden Queen Common Stock. Thomas M. Clay has sole voting and dispositive power of 1,169,223 shares of Golden Queen Common Stock. Landon T. Clay may be deemed to share voting and dispositive power over 13,499,507 shares of Golden Queen Common Stock which consists of (i) 4,160,895 shares held by the 2010-2 GRAT, (ii) 3,524,268 shares held by the 2011-2 GRAT, (iii) 807,250 shares held by Arctic Coast, (iv) 4,997,094 shares held by the Charitable Annuity Lead Trusts and (v) 10,000 shares held by Winter Place Associates. Thomas M. Clay may be deemed to share voting and dispositive power over 15,840,225 shares of Golden Queen Common Stock which consists of (i) 7,337,812 shares held by the 2009 Irrevocable Trust, (ii) 4,160,895 shares held by the 2010-2 GRAT, (iii) 3,524,268 shares held by the 2011-2 GRAT, (iv) 807,250 shares held by Arctic Coast and (v) 10,000 shares held by Winter Place Associates.

(c)	Other than the transactions disclosed in Item 3 above, to the knowledge of the Reporting Persons, no transaction in the class of securities reported have been effected during the past 60 days by any person.

(d)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Thomas M. Clay’s Options are subject to the Company’s 2008 Stock Option Plan and an option agreement issued thereunder.

There are no other contracts, arrangements, understandings or relationships with respect to the securities of the Company by and between the Company and the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 8 of 8 Pages

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint filing agreement, dated as of February 12, 2010, by and between Landon T. Clay and Thomas M. Clay.*

__________

*Included as an exhibit to the Schedule 13D/A filed on February 2, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2012	LANDON T. CLAY

	By:	/s/ Landon T. Clay
Landon T. Clay

February 9, 2012	THOMAS M. CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay